EXHIBIT 99.1

Magal-S3 RoboGuard® System Receives First Serial Order from Israeli Governmental Customer

RoboGuard® will be exhibited at the Milipol Asia-Pacific Homeland Security exhibition

Yehud, Israel, March 22, 2017– Magal Security Systems Ltd. (NASDAQ: MAGS) today announced that it received its first serial order for its revolutionary RoboGuard® system. The customer, which is an Israeli governmental customer, recently announced the RoboGuard® system to be operational. The announcement followed a series of rigorous ‘in the field’ tests and ongoing inspections, conducted by the customer. The RoboGuard® system is also being evaluated by other governmental agencies for perimeter security of various critical sites.

The RoboGuard system will be presented at the Milipol Asia-Pacific Homeland Security International exhibition to be held in Singapore during 4-6 April 2017.

RoboGuard® is Magal’s revolutionary agile scout robot, which runs along secured fences, ensuring perimeter integrity and is capable of responding promptly to intrusion alerts. It consists of an autonomous unit, traveling on a monorail and carrying several sensors. RoboGuard® has two operating modes: Routine patrol mode, in which it travels autonomously scanning and searching for perimeter anomalies or nearby suspected objects and Response mode, in which RoboGuard® rushes promptly to home in on a suspected intrusion, acting as a first responder. The RoboGuard® provides customers with operational efficiencies by reducing manpower, patrol vehicles and related equipment.

Commented Saar Koursh, CEO of Magal-S3, “We are very pleased with this initial launch order and are proud that our revolutionary RoboGuard® has successfully met the rigorous testing and inspection procedures of our launching customer. We value the selection of RoboGuard® by this particular customer, which serves as a stamp of approval at the highest level for this unique perimeter intrusion deduction system. We see further considerable interest from our customers looking to save manpower cost with our Roboguard® systems.”

ABOUT MAGAL-S3

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal-S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project”, “anticipate”, "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and its Current Reports on Form 6-K..

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com